UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

February 25, 2009

HOMELAND PRECIOUS METALS CORP.
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(Registrant’s Name)

336 36th Street, Suite 334
Bellingham, Washington, U.S.A, 98225
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If ÒYesÓ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Change in Directors

Homeland Precious Metals Corp. (the “Company”) hereby announces that on February 8, 2009, Mr. George Eliopulos stepped down from the Board of Directors of the Company in order to free up a Board position for a future appointment.  The Board thanks Mr. Eliopulos for his generous service to the Company.

Annual General Meeting of Shareholders

Notice is hereby given that the Annual and Special Meeting of the Shareholders of Homeland Precious Metals Corp. will be held at the offices of Borden Ladner Gervais LLP, 1200 – 200 Burrard Street, Vancouver, British Columbia, Canada.   In connection with the meeting, on or about February 25, 2009, the Company mailed to its shareholders (i) an Information Circular which included a Notice of Annual and Special Meeting of Shareholders, and (ii) a Proxy Card.

For all the provisions of the Information Circular, the Notice of Annual Meeting of Shareholders, and the Proxy Card reference is hereby made to such documents annexed hereto as Exhibits 99.1 and 99.2 respectively.  All statements made herein concerning the foregoing documents are qualified by references to said exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

HOMELAND PRECIOUS METALS CORP.

By: /s/ Bruce Johnstone
Name: Bruce Johnstone
Title: President and Principle Executive Officer

Date:    February 25, 2009